SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 30, 2002

ING Groep N.V.
Amstelveenseweg 500
1081 KL Amsterdam
The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F                         FORM 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES                        NO

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
CONSOLIDATED RESULTS OF OPERATIONS
CONSOLIDATED ASSETS AND LIABILITIES
INSURANCE OPERATIONS
BANKING OPERATIONS
INDEX TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEET
CONSOLIDATED OPERATIONAL PROFIT AND LOSS ACCOUNT
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
1. NOTES TO THE CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND JUNE 30, 2001
2. NOTES TO THE CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
3. DIFFERENCES BETWEEN DUTCH AND U.S. ACCOUNTING PRINCIPLES.
SIGNATURE

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

PRESENTATION OF INFORMATION

     In this Report on Form 6-K (“Form 6-K”), “ING Groep N.V.” refers to the ING holding company incorporated under the laws of the Netherlands, and references to “ING”, “ING Group”, the “Company” and the “Group” refer to ING Groep N.V. and its consolidated subsidiaries. ING Groep N.V.’s primary insurance and banking subholdings are ING Verzekeringen N.V. (together with its consolidated subsidiaries, “ING Insurance”) and ING Bank N.V. (together with its consolidated subsidiaries, “ING Bank”).

     Unless otherwise specified or the context otherwise requires, references to “$”, “US$”, “Dollars” and “U.S. Dollars” are to United States dollars and references to “EUR” are to euros.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

     Certain of the statements contained in this Form 6-K that are not historical facts are statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation,

•	Changes in general economic conditions, including in particular economic conditions in ING’s core markets,

•	Changes in performance of financial markets, including emerging markets,

•	The frequency and severity of insured loss events,

•	Changes affecting mortality and morbidity levels and trends,

•	Changes affecting persistency levels,

•	Changes affecting interest rate levels,

•	Changes affecting currency exchange rates, including the euro — U.S. dollar exchange rate,

•	Increasing levels of competition in the Netherlands and emerging markets,

•	Changes in laws and regulations, including monetary convergence and the Economic and Monetary Union,

•	Regulatory changes relating to banking or insurance industries,

•	Changes in the policies of central banks and/or foreign governments, and

•	General competitive factors, in each case on a global, regional and/or national basis.

     ING assumes no obligation to update any forward-looking information contained in this release.

CHANGES IN THE COMPOSITION OF THE GROUP

     On February 26, 2002, ING announced that it had acquired a further 21% share participation in DiBa (Allgemeine Deutsche Direktbank). Through this acquisition, ING increased its 49% interest in DiBa to a majority interest of 70%. BGAG, the investment company of a number of German trade unions, owns the remaining 30% of DiBa.

     On March 26, 2002, ING announced an agreement to strengthen its partnership with Sul América, the leading insurance company in Brazil. As a result of this agreement, ING will acquire 49% of Sul América, while the remaining ownership will continue in the hands of the former shareholders. As a result of the transaction ING’s total investment in Sul América consists of approximately USD 160 million in cash, plus its 49% in SulAet (a joint-venture with Sul América) as well as its asset management operations. On May 13, 2002 ING finalised the acquisition.

     On April 10, 2002 ING announced the formation of a joint venture with ANZ, one of Australia’s major banks. The joint venture, established on May 1, 2002, will be known as ING Australia Ltd. and will be owned 51% by ING Group and 49% by ANZ. The creation of this joint venture resulted in a non-operational, non-distributable net profit of EUR 483 million in the second quarter of 2002.

     On September 9, 2002, ING announced it finalised the purchase of an additional stake of 24% in Vysya Bank (India) from the Indian conglomerate GMR Group. After the transaction, valued at approximately EUR 73 million, ING ‘s total shareholding will amount to 44% of the total voting shares of Vysya Bank.

CHANGES IN PRESENTATION

     As from January 1, 2001, investment income for risk of policyholders has been netted with the related underwriting expenditure. This results in a presentation of investment income of the insurance operations for own risk, which is in line with international practice. In addition, until December 31, 2001, the amortisation of the deferred acquisition costs (DAC) on insurance policies was accounted for as part of the operating expenses of the insurance operations. In order to have a better view on the development of the manageable operating expenses the amortisation of the DAC has been transferred to underwriting expenditure as of January 1, 2002. The comparable figures have been adjusted accordingly for both changes in presentation

RECENT DEVELOPMENTS

     On July 3, 2002, ING announced the retirement of Hessel Lindenbergh, member of the Executive Board and Co-Chairman of the Executive Centre ING Europe, as from July 30, 2003, having reached the age of 60. Anticipating his retirement, Hessel Lindenbergh stepped down as Co-Chairman of the Executive Centre ING Europe on September 1, 2002. Michel Tilmant, Vice-Chairman of ING Group, has taken over current tasks and will be Chairman of the Executive Centre ING Europe.

     On August 28, 2002, ING announced that it will organise ING Investment Management along regional lines. Each of the Executive Centres in the Americas, Asia/Pacific and Europe will then include insurance, banking and asset management operations. As a consequence, the financial results of ING’s asset management activities will be reported within the regional Executive Centres, and the Executive Centre Asset Management will no longer function as a separate global profit centre.

EXCHANGE RATES

     The following table sets forth, for the periods and dates indicated, certain information concerning the exchange rate for U.S. dollars into euros based on the Noon Buying Rate in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”). As such, the Noon Buying rate for the years prior to 1999 are the Noon Buying rates for the Dutch guilder, converted into euros at a rate of NLG 2.20371 to EUR 1.00.

	U.S. dollars per euro

Calendar Period	Period End	Average Rate(1)	High	Low

1997	1.0867	1.1252	1.2738	1.0406
1998	1.1741	1.1113	1.2147	1.0549
1999	1.0070	1.0666	1.1812	1.0016
2000	0.9388	0.9207	1.0335	0.8270
2001	0.8901	0.8909	0.9535	0.8370
2002 through August 30, 2002	0.9806	0.9221	1.0156	0.8594

(1)	The average of the Noon Buying Rates on the last business day of each full calendar month during the period.

     The Noon Buying Rate at such dates differed from the rates used in the preparation of ING’s Consolidated Financial Statements. The rate used by ING Group in translating U.S. dollar denominated assets and liabilities as at June 30, 2002 was EUR 1.00 = US$ 0.9971 (December 31, 2001: EUR 1.00 = US$ 0.8853). The average rate used by ING Group in translating U.S. dollar denominated income and expenses for the six months ending June 30, 2002 was EUR 1.00 = US$ 0.9033 (six months ending June 30, 2001: EUR 1.00 = US$ 0.8926).

CONSOLIDATED RESULTS OF OPERATIONS

     The following table sets forth the consolidated results of operations of ING Group for the six months ended June 30, 2002 and 2001:

	Six months ended June 30,

	2002	2001

	(EUR millions)
Total income	40,514	36,212
Total expenditure	37,378	32,862
Operational result before taxation:
Insurance operations	2,053	1,968
Banking operations	1,083	1,382

Operational result before taxation	3,136	3,350
Taxation	608	787
Third-party interests	174	160

Operational net profit	2,354	2,403
Non-operational results after taxation	483	325

Net profit	2,837	2,728

     The operational result before taxation excludes non-operational results. The following table sets forth the breakdown of the non-operational results by operations:

	Insurance operations		Banking operations		Total

	Six months ended June 30,		Six months ended June 30,		Six months ended June 30,

	2002	2001	2002	2001	2002	2001

			(EUR millions)
Result on sale of investments and refinancing of acquisitions	—	325			—	325
Gain on joint venture with ANZ	516	—			516	—

Non-operational results before taxation	516	325			516	325
Taxation on non-operational results	33	—			33	—

Non-operational net profit	483	325			483	325

     The consolidated figures, as well as the figures for the insurance operations and banking operations in this Form 6-K will be analyzed on an operational basis. The non-operational results are for the financing of acquisitions and therefore not available for the distribution of dividends.

     The following table sets forth the operational result before taxation of the Group’s consolidated operations by geographic region for the six months ended June 30, 2002 and 2001:

	Six months ended June 30,

	2002	2001

	(EUR millions)
The Netherlands	1,923	1,869
Belgium	376	290
Rest of Europe	64	417
North America	558	402
South America	(10)	68
Asia	137	207
Australia	69	51
Other	19	46

Operational result before taxation	3,136	3,350

     Total income. Total income of ING Group for the six months ended June 30, 2002 increased by EUR 4,302 million, or 11.9% to EUR 40,514 million, from EUR 36,212 million for the six months ended June 30, 2001, reflecting an increase in income from the Group’s insurance and banking operations of 13.6% and 2.6%, respectively.

     Total expenditure. Total expenditure for the six months ended June 30, 2002 increased by EUR 4,516 million, or 13.7%, to EUR 37,378 million, from EUR 32,862 million for the six months ended June 30, 2001, reflecting an increase in expenditure for the Group’s insurance and banking operations of 14.2% and 10.4%, respectively.

     Operational result before taxation. The operational result before taxation of the Group for the six months ended June 30, 2002 decreased by EUR 214 million, or (6.4%), to EUR 3,136 million, from EUR 3,350 million for the six months ended June 30, 2001, reflecting an increase and a decrease of 4.3% and (21.6%), respectively, for the Group’s insurance and banking operations. Geographically, the decrease in the Group’s operational result before taxation was mainly due to a decrease of the results in the Rest of Europe due a strong rise in risk costs.

     Taxation. The Group’s operational taxes for the six months ended June 30, 2002 decreased to EUR 608 million from EUR 787 million for the six months ended June 30, 2001. This represents a decrease in the overall effective tax rate to 19.4% for the six months ended June 30, 2002, from 23.5% for the six months ended June 30, 2001.

     Operational net profit. Operational net profit for the six months ended June 30, 2002 decreased by EUR 49 million, or (2.0)%, to EUR 2,354 million from EUR 2,403 million for the six months ended June 30, 2001. The effect of exchange rate movements between the euro and certain of the Group’s other primary operating currencies had a negligible effect on Group operational net profit in the first six months of 2002 of EUR (1) million. The results of the Group’s insurance operations in the US for the year 2002 are fully hedged at an EUR/USD exchange rate of 0.879. In anticipation of a further strengthening of the euro versus the US dollar, ING has hedged the expected profits of the US insurance operations for the years 2003 and 2004 at a EUR/USD exchange rate of 0.920 and 0.922 respectively.

CONSOLIDATED ASSETS AND LIABILITIES

     The following table sets forth ING Group’s consolidated assets and liabilities at December 31, 2001 and June 30, 2002:

	June 30,	Dec. 31,
	2002	2001

	(EUR billions)
Investments	302.2	307.4
Bank lending	276.6	254.2
Total assets	725.6	705.1
Insurance provisions	199.3	214.0
Funds entrusted to and debt securities of the banking operations(1)	308.8	276.4
Due to banks	108.4	107.8
Total liabilities	705.4	683.6
Shareholders’ equity	20.2	21.5
Shareholders’ equity per ordinary share (amounts in euros)	10.33	11.03

(1)	Funds entrusted to and debt securities of the banking operations consists of savings accounts, deposits, other bank funds and debt securities privately issued by the banking operations of ING.

     Total assets. Total assets increased by EUR 20.5 billion, or 2.9%, in the first six months of 2002 to EUR 725.6 billion from EUR 705.1 billion at December 31, 2001, reflecting, amongst others, higher bank lending of EUR 22 billion and decreased investments of EUR 5 billion.

     Bank lending. Bank lending increased EUR 22.4 billion, or 8.8%, to EUR 276.6 billion at June 30, 2002. Of this amount EUR 141.0 billion is related to lending in the Netherlands and EUR 135.6 billion to international lending.

     Shareholders’ equity. Group shareholders’ equity decreased by EUR 1.3 billion, or (6.0%), to EUR 20.2 billion at June 30, 2002 compared to EUR 21.5 billion at December 31, 2001. This decrease was mainly due to retained operational net profit of EUR 2.4 billion which was offset by revaluations of EUR (1.5) billion, goodwill EUR (0.8) billion, exchange rate differences EUR (0.6) billion and the final dividend 2001 paid EUR (1.0) billion.

Results of operations by business segments

INSURANCE OPERATIONS

     On a consolidated basis, the Group’s insurance operations contributed EUR 2,053 million and EUR 1,968 million to the Group’s operational result before taxation for the six months ended June 30, 2002 and 2001, respectively, and EUR 1,653 million and EUR 1,463 million to the Group’s operational net profits in these periods. Changes in income and result were affected by the increased shareholding in Seguros Comercial America (SCA) in Mexico from 42.5% in June 2001 to almost 100% at the end of 2001, and by a few smaller acquisitions and divestments. The result of SCA for the first six months of 2001 has been consolidated on equity accounting base, since July 1, 2001 SCA has been fully consolidated. In 2002 the name of SCA was changed in ING Comercial America (ICA).

     The following table sets forth selected financial information for the Group’s consolidated insurance operations for the six months ended June 30, 2002 and 2001:

	Six months ended
	June 30,

	2002	2001

	(EUR millions)
Income from insurance operations
Gross premiums written:
Life	23,428	21,528
Non-life	4,732	2,962

Total	28,160	24,490
Investment income for own risk	5,291	4,874
Commission and other income	1,203	1,141

Total income	34,654	30,505
Net premiums written:
Life	22,850	20,963
Non-life	3,819	2,755

Total	26,669	23,718
Expenditure insurance operations
Underwriting expenditure	29,357	25,366
Operating expenses	2,574	2,504
Other interest expenses	670	667

Total expenditure	32,601	28,537
Operational result before taxation from insurance operations:
Life	1,734	1,618
Non-life	319	350

Total	2,053	1,968
Taxation	347	472
Third-party interests	53	33

Operational net profit	1,653	1,463

     As from January 1, 2001, investment income for risk of policyholders (6 months 2001: EUR (3,769) million has been netted with the related underwriting expenditure. This results in a presentation of investment income of the insurance operations for own risk, which is in line with international practice. In addition, until December 31, 2001 the amortisation of the deferred acquisition costs (DAC) on insurance policies was accounted for as part of the operating expenses of the insurance operations. In order to have a better view on the development of the manageable operating expenses the amortisation of the DAC has been transferred to underwriting expenditure as of January 1, 2002. The comparable figures have been adjusted accordingly for both changes in presentation.

     The following table sets forth the breakdown of gross premiums written and operational result before taxation by geographical area for the Group’s consolidated insurance operations for the six months ended June 30, 2002 and 2001:

	Gross premiums		Operational result
	written		before taxation

	Six months ended		Six months ended
	June 30,		June 30,

	2002	2001	2002	2001

	(EUR millions)		(EUR millions)
The Netherlands	4,069	3,995	1,130	1,055
Belgium	1,334	907	41	55
Rest of Europe	726	793	69	58
North America	18,467	15,378	593	536
South America	340	540	34	39
Asia	2,432	2,162	112	108
Australia	974	708	53	68
Other	262	64	21	49
Premiums between geographic areas(1)	(444)	(57)

Total	28,160	24,490	2,053	1,968

(1)	Represents reinsurance premiums ceded between Group companies in various geographical areas.

     Total income. Total income from insurance operations for the six months ended June 30, 2002 increased by EUR 4,149 million, or 13.6%, to EUR 34,654 million from EUR 30,505 million for the six months ended June 30, 2001, reflecting increases in all income categories, especially gross premiums written.

     Gross premiums written in the Group’s life and non-life operations increased by 8.8% and 59.8%, respectively. Total gross premiums written increased by 15.0%. The growth of gross premiums written was partly attributable to the increased shareholding in ICA life premium EUR 270 million and non-life premium EUR 1,550 million in the first six months of 2002, compared to zero in both cases for the first six months of 2001. Disregarding the effect of acquisitions and divestments, which increased gross premium income by EUR 1,848 million, (almost fully the effect of the increased shareholding in ICA) and the effect of exchange rate movements, which decreased gross premium income by EUR 344 million, gross premium income for the Group increased organically by EUR 2,166 million, or 9.0%, over the first six months of 2001 (life operations 9.1% and non-life operations 8.1%), mainly in North America, Belgium, Asia and Australia.

     The Group’s overall retention level decreased from 96.8% for the six months ended June 30, 2001, to 94.7% for the six months ended June 30, 2002, mainly as a result of the inclusion of the non-life figures of ICA.

     Investment income for own risk increased by EUR 417 million or 8.6% to EUR 5,291 million in the first six months of 2002, partly due to the increased shareholding in ICA and higher realized capital gains on real estate and shares. Default losses and exchange rate movements negatively impacted the increase.

     Commission and other income increased on balance by EUR 62 million, or 5.4%. The surrender of a large group life insurance contract in the Netherlands contributed EUR 120 million to the income in the six months 2002. However, in the Netherlands and in the region Other in the six months 2001 EUR 105 million and EUR 27 million respectively were booked regarding old reinsurance business. Excluding these special items commission and other income were EUR 74 million or 7.3% higher than previous year.

     Operating expenses. Operating expenses for the Group’s insurance operations over the first six months of 2002 increased by EUR 70 million, or 2.8%, to EUR 2,574 million, from EUR 2,504 million for the first six months 2001, while gross premiums written increased by 15.0%. Personnel expenses increased by EUR 60 million or 4.4% and Other operating expenses increased by EUR 10 million or

0.9%. The increased shareholding in ICA contributed EUR 141 million to the total operating expenses.

     Other interest expenses were 0.4% higher than the prior year, mainly as a result of higher interest expenses in the Netherlands on a EUR 1.0 billion hybrid loan, substantially offset by decreased interest rates on debt loans in the US.

     Operational result before taxation. The operational result before taxation from the Group’s insurance activities for the six months ended June 30, 2002 increased by EUR 85 million, or 4.3%, to EUR 2,053 million, from EUR 1,968 million for the six months ended June 30, 2001, reflecting a growth in results of the life operations, mainly in the Netherlands. The result of the non-life operations decreased: higher results in North America partly as a result of the inclusion of ICA were offset by lower results in the Netherlands and the region Other. Total operational result before taxation showed an increase in the Netherlands (7.1%), Rest of Europe (19.0%), North America (10.6%) and Asia (3.7%). The other regions booked lower results compared to last year.

     Taxation. The operational tax ratio for the Group’s insurance operations for the six months ended June 30, 2002 was 16.9%, substantially lower than the 24.0% rate for the six months ended June 30, 2001. The decrease was mainly due to the lower tax ratio of the realized capital gains on shares in the Netherlands, a change in tax accounting in Australia, a release from a tax provision and a tax gain related to the acquisition of a 49% interest in Sul America in Brazil.

     Operational net profit. The operational net profit for the Group’s insurance operations for the six months ended June 30, 2002 increased by EUR 190 million, or 13.0%, to EUR 1,653 million, from EUR 1,463 million for the six months ended June 30, 2001. The operational net profit of ICA contributed EUR 56 million to the increase of the operational net profit for the Group’s insurance operations.

     Life insurance operations The following table sets forth the breakdown of gross premiums written and operational result before taxation by geographical area for the Group’s consolidated life insurance operations for the six months ended June 30, 2002 and 2001:

	Gross premiums		Operational result
	written		before taxation

	Six months ended		Six months ended
	June 30,		June 30,

	2002	2001	2002	2001

	(EUR millions)		(EUR millions)
The Netherlands	2,844	2,794	1,041	935
Belgium	1,182	772	39	47
Rest of Europe	707	776	65	56
North America	15,296	14,217	398	404
South America	171	252	32	9
Asia	2,393	2,127	115	107
Australia	835	590	43	59
Other	2	1	1	1
Premiums between geographic areas(1)	(2)	(1)

Total	23,428	21,528	1,734	1,618

(1)	Represents reinsurance premiums ceded between Group companies in various geographical areas.

     Premium income. Gross premium income of the Group’s life operations for the six months ended June 30, 2002 increased by EUR 1,900 million, or 8.8%, to EUR 23,428 million, from EUR 21,528 million for the six months ended June 30, 2001. Disregarding the effect of acquisitions and divestments, which increased gross premium income by EUR 257 million, and the effect of exchange rate movements, which decreased gross premium income by EUR 296 million, gross premium income for the Group increased organically by EUR 1,939 million, or 9.1%, over the first six months of 2001. This increase was mainly in Belgium, North America, Asia and Australia.

     In the Netherlands, premium income for the six months ended June 30, 2002 increased by EUR 50 million, or 1.8%, to EUR 2,844 million. Growth in group single premiums was strong and the overall rise in group life premium income was satisfactory. Individual single life premiums were lower due to the income tax reform in 2001, and also because of an emphasis on profitability rather than sales volume.

     In Belgium, life premium growth remained high at 53.1%, with premiums reaching EUR 1,182 million as sales of unit-linked products continued to be very strong.

     In the Rest of Europe, premium income slipped from EUR 776 million to EUR 707 million, which was mainly caused by lower sales of employee benefits products in Spain.

     In North America, premium income increased by EUR 1,079 million, or 7.6%, to EUR 15,296 million. The increase mainly relates to strong sales of fixed annuities as demand shifted away from equity based variable products because of the increased volatility in the equity markets. Worksite premium income for the first half of 2002 included several new large contracts. Premium income from GICs was lower due to reduced levels of short-term contract renewals.

	Six months ended June 30,
Life premium income in North America
by product group (EUR millions)	2002	2001	change (%)

Life	1,219	1,372	(11.2)
Fixed annuities	3,348	1,583	111.5
Variable annuities	2,321	2,441	(4.9)
Worksite	4,908	4,531	8.3
Reinsurance	508	472	7.6
Institutional markets (GICs)	2,712	3,818	(29.0)
Other	10

subtotal United States	15,026	14,217	5.7
ICA	270	—	—

Total North America	15,296	14,217	7.6

     In South America, premium income decreased by EUR 81 million, or 32.1%, to EUR 171 million due to lower annuity sales in Chile and poor economic conditions in Argentina.

     In Asia, premium income increased by EUR 266 million, or 12.5%, to EUR 2,393 million, primarily the result of strong growth of life premiums in Korea and Taiwan (in local currency 73.4% and 18.8%, respectively).

     In Australia, premium income increased by EUR 245 million, or 41.5%, to EUR 835 million, partly thanks to the inclusion of a big group contract.

     Operational result before taxation. The operational result before taxation from life insurance operations for the six months ended June 30, 2002 increased by EUR 116 million, or 7.2%, to EUR 1,734 million, from EUR 1,618 million for the six months ended June 30, 2001. Excluding investments/divestments and exchange rate differences, the organic increase was EUR 197 million or 12.9% mainly due to operations in the Netherlands, partly offset by lower results in North America.

     In the Netherlands, result before taxation for the six months ended June 30, 2002 increased by EUR 106 million, or 11.3%, to EUR 1,041 million, from EUR 935 million for the six months ended June 30, 2001. The increase excluding the (funding) effect of investments/divestments amounted to EUR 221 million or 27.0%. This increase was positively impacted by higher realized capital gains on real estate and shares (EUR 149 million and EUR 61 million respectively) and an improved result on expenses and negatively impacted by a lower result on morbidity and EUR 62 million lower incidental items (gain of EUR 120 million from the surrender of a group life contract in the six months 2002 against EUR 85 million release from the catastrophe and EUR 97 million gain from old reinsurance business in the six months of 2001).

     In Belgium, result before taxation amounted to EUR 39 million, which was EUR 8 million lower than the result for the first six months of 2001. The decrease was a result of EUR 23 million lower realized capital gains. Excluding capital gains, the life result improved by EUR 15 million, mainly as a result of a strong growth of individual life thanks to the success of unit-linked products.

     In Rest of Europe, result before taxation for the six months ended June 30, 2002 increased by EUR 9 million to EUR 65 million. The following countries reported substantially higher results: Italy, Poland, Hungary and the Czech Republic. Lower results were reported in Greece and Spain.

     In North America, result before taxation for the six months ended June 30, 2002 decreased by EUR 6 million to EUR 398 million, from EUR 404 million for the six months ended June 30, 2001. In Mexico the result increased by EUR 32 million primarily thanks to the increased shareholding in ICA as well as higher results of the other Mexican life operations. In the US the result decreased by EUR 37 million, or (9.5)% to EUR 355 million. The depressed global economic situation and the downturn of the equity markets led to high investment losses, lowered fees on assets under management, higher amortization of deferred acquisition costs and guaranteed minimum benefits. In addition, unfavorable mortality on individual reinsurance negatively impacted the result. These result decreases were mitigated by substantially lower expenses as a result of restructuring and integration projects, favorable results from fixed and guaranteed performance products and lower financing costs due to lower interest rates and lower debt level. In Canada the result of the mutual fund operations was slightly lower.

     In South America the result before taxation grew from EUR 9 million for the six months ended June 30, 2001 to EUR 32 million for the six months ended June 30, 2002, due to higher results in Chile and Argentina. In Chile the increase was caused by a reclassification between Life and Non-life result in 2001. In Argentina the higher result was largely due to currency exchange gains from working capital denominated in US dollars and realized capital losses in 2001.

     In Asia, result before taxation for the six months ended June 30, 2002 rose by EUR 8 million to EUR 115 million, from EUR 107 million for the six months ended June 30, 2001. Higher results in Korea, Taiwan and Japan were partly offset by a lower result in Indonesia and start-up losses of the joint venture Vysya Life in India.

     The result before taxation in Australia decreased by EUR 16 million to EUR 43 million due to a change in tax accounting in Australia, which decreased the pre-tax result by EUR 17 million and taxation by the same amount, resulting in no impact on the net result.

     Non-life insurance operations The following table sets forth the breakdown of gross premiums written and operational result before taxation by geographical area for the Group’s consolidated non-life insurance operations for the six months ended June 30, 2002 and 2001:

	Gross premiums		Operational result
	written		before taxation

	Six months ended		Six months ended
	June 30,		June 30,

	2002	2001	2002	2001

	(EUR millions)		(EUR millions)
The Netherlands	1,225	1,201	89	120
Belgium	152	135	2	8
Rest of Europe	19	17	4	2
North America	3,171	1,161	195	132
South America	169	288	2	30
Asia	39	35	(3)	1
Australia	139	118	10	9
Other	260	63	20	48
Premiums between geographic areas(1)	(442)	(56)

Total	4,732	2,962	319	350

(1)	Represents reinsurance premiums ceded between Group companies in various geographical areas.

     Premium income. Gross premium income of the Group’s non-life operations for the six months ended June 30, 2002 increased by EUR 1,770 million, or 59.8%, to EUR 4,732 million, from EUR 2,962 million for the six months ended June 30, 2001. Disregarding the effect of acquisitions and divestments, which increased gross premium income by EUR 1,591 million, and of exchange rate movements, which decreased gross premium income by EUR 48 million, gross premium income for the Group increased by EUR 227 million, or 8.1%, over the first six months of 2001.

     In the Netherlands, premium income for the six months ended June 30, 2002 increased by EUR 24 million, or 2.0%, to EUR 1,225 million, from EUR 1,201 million for the six months ended June 30, 2001. The increase was mainly due to higher premiums Accident/loss of income and Health.

     In Belgium, premium income rose by EUR 17 million, or 12.6%, to EUR 152 million. Almost every line of business contributed to this increase, with Automobile, Fire and Health showing the strongest increases.

     In North America, premium income for the six months ended June 30, 2002 increased by EUR 2,010 million, or 173.1%, to EUR 3,171 million, primarily as the result of the consolidation of ICA (premium income in first six months 2002 EUR 1,550 million, compared to none in 2001). The premium income of the Canadian operations (EUR 1,057 million in the first six months of 2002) showed a growth of 34.0%, due to the Zurich business acquired in early 2002. The premium income in the US decreased by 4%.

     In South America, premium income decreased from EUR 288 million in first six months 2001 to EUR 169 million in first six months 2002, due to the divestment of two small non-life companies. However, Chile (especially Fire) showed in local currency a strong premium increase.

     In Australia, premium income for the six months ended June 30, 2002 increased by EUR 21 million, or 17.8%, to EUR 139 million, especially due to the business lines Other and Fire.

     The following table sets forth the breakdown of operational result before taxation by line of business for the Group’s consolidated non-life insurance operations for the six months ended June 30, 2002 and 2001:

	Six months ended
	June 30,

	2002	2001

	(EUR millions)
Line of business
Fire	50	28
Automobile	92	60
Health	63	72
Accident/loss of income	60	66
Other	44	84
Reinsurance assumed	10	40

Total	319	350

     Operational result before taxation. The operational result before taxation from non-life insurance operations for the six months ended June 30, 2002 decreased by EUR 31 million, or 8.9%, to EUR 319 million, from EUR 350 million for the six months ended June 30, 2001. Excluding investments/divestments (especially ICA) and exchange rate differences, the organic decrease was EUR 81 million, or (20.3)%, mainly due to the Netherlands, South America and the region Other.

     In the Netherlands, the result before taxation decreased by EUR 31 million, or 25.8%, to EUR 89 million due to an exceptional gain from old reinsurance operations in six months 2001 (EUR 8 million) and lower capital gains (EUR 27 million). Excluding these two items total non-life result increased slightly: higher results Accident/loss of income (a.o. favorable run-off provisions prior years) and Health were largely offset by lower results in the other business lines, especially Fire and Other (higher number of large claims and run-off losses in General Liability).

     In Belgium, the result before taxation decreased by EUR 6 million to EUR 2 million, mainly due to lower realized capital gains.

     In North America, the result before taxation improved by EUR 63 million to EUR 195 million, with ICA contributing EUR 85 million operational result (six months 2001 EUR 20 million), especially Motor and Health. In Canada the result was higher (EUR 81 million versus EUR 67 million in six months 2001) mainly due to Fire, partly attributable to mild winter conditions, rate increases and reduced severity. In the US the result decreased by EUR 15 million due to lower Health results.

     In South America, the non-life result decreased by EUR 28 million from EUR 30 million to EUR 2 million. The decrease was caused by a reclassification in Chile between Non-life and Life result in 2001 (impact EUR 17 million) and lower results in Brazil partly as a result of the disappointing result of two months of recently acquired business.

     In Asia, the non-life result decreased from EUR 1 million to EUR (3) million for the six months ended June 30, 2002, mainly as a result of run-off expenses including severance payments Indonesia (disposal of non-life operations to QBE in second quarter 2002).

     In Australia, the non-life result improved from EUR 9 million to EUR 10 million in the first six months of 2002, mainly due to fewer large claims in Fire.

     In the region Other, the result decreased from EUR 48 million in the first six months of 2001 to EUR 20 million. This decrease was primarily due to a gain from old assumed reinsurance operations in 2001 (EUR 27 million).

BANKING OPERATIONS

     The following table sets forth selected financial information for ING’s consolidated banking operations for the six months ended June 30, 2001 and 2002:

	Six months ended
	June 30,

	2002	2001

	(EUR millions)
Interest income	11,487	12,887
Interest expense	7,854	9,945

Net interest result	3,633	2,942
Commission	1,387	1,438
Other income:
Income from securities and participating interests	264	268
Result from financial transactions	394	779
Other results	190	290

Total other income	848	1,337

Total income	5,868	5,717
Personnel expenses	2,494	2,567
Other operating expenses	1,666	1,488

Operating expenses	4,160	4,055
Other interest expenses		5

Total expenses	4,160	4,060
Operating result	1,708	1,657
Addition to the provision for loan losses	625	275

Operational result before taxation	1,083	1,382
Taxation	261	315
Third party interests	121	127

Operational net profit	701	940

     Overview. The operational result before taxation from ING’s banking operations for the six months ended June 30, 2002 decreased by EUR 299 million, or 21.6%, to EUR 1,083 million, from EUR 1,382 million for the six months ended June 30, 2001. The decrease was entirely caused by a strong rise in risk costs. The increase of the addition to the provision for loan losses by EUR 350 million to EUR 625 million reflects the significant deterioration of economic conditions. The operating result, i.e. before the addition to the provision for loan losses, increased by EUR 51 million, or 3.1%. Total income increased by EUR 151 million, or 2.6%, due to substantially higher interest results and an exceptional profit of EUR 94 million on the sale of Cedel shares, partly offset by a strong decrease in result from financial transactions. Total operating expenses increased by EUR 105 million, or 2.6%, next to the effect of exchange rate variances entirely due to the expanding ING Direct activities.

     Net interest result for the six months ended June 30, 2002 rose by EUR 691 million, or 23.5%, to EUR 3,633 million, from EUR 2,942 million for the six months ended June 30, 2001. The average balance sheet total increased by EUR 24.8 billion. The interest margin improved by 22 basis points to 1.56%, due to improved product margins and a steepening of the yield curve.

     Commission for the six months ended June 30, 2002 decreased by EUR 51 million, or 3.5%, to EUR 1,387 million, from EUR 1,438 million for the six months ended June 30, 2001. The decrease in commission was primarily due to lower securities commission and lower management fees, both reflecting the downturn across most stock markets, and lower brokerage and advisory fees, reflecting adverse market conditions, partly compensated by the strong increase of funds transfer commission and insurance broking commission.

     Other income for the six months ended June 30, 2002 decreased by EUR 489 million, or 36.6%, to EUR 848 million, from EUR 1,337 million for the six months ended June 30, 2001. The strong decrease was mainly due to the result from financial transactions and the Other results.

     Compared with the six months ended June 30, 2001, the addition to the provision for loan losses increased by EUR 350 million, or 127.3%, to EUR 625 million for the six months ended June 30, 2002, reflecting the deterioration of the economic conditions.

Net interest result

     Net interest result includes interest income, the results from interest arbitrage and results from financial instruments to the extent that these serve to limit interest rate risk, as well as fees connected with lending, net of related interest expense.

     The net interest result for the six months ended June 30, 2002 increased by EUR 691 million, or 23.5%, to EUR 3,633 million, from EUR 2,942 million for the six months ended June 30, 2001. The average balance sheet total increased by EUR 24.8 billion. The interest margin improved by 22 basis points to 1.56%, due to improved product margins and a steepening of the yield curve. Compared with the last six months of 2001, both the interest result (EUR 503 million) and the interest margin (12 basis points) showed an improvement.

     In the Netherlands, the interest margin improved by 10 basis points from 1.69% for the six months ended June 30, 2001 to 1.79% for the six months ended June 30, 2002, while the average balance sheet total increased by EUR 16.8 billion. Outside the Netherlands the interest margin widened by 22 basis points to 0.94%, while the average balance sheet total increased by EUR 19.0 billion.

Commission

     The following table sets forth the components of commission for the periods indicated:

	Six months ended
	June 30,

	2002	2001

	(EUR millions)
Funds transfer	308	255
Securities business	423	480
Insurance broking	65	46
Management fees	357	368
Brokerage and advisory fees	94	113
Other	140	176

Total	1,387	1,438

     Commission income for the six months ended June 30, 2002 decreased by EUR 51 million, or 3.5%, to EUR 1,387 million, from EUR 1,438 million for the six months ended June 30, 2001.

     Funds transfer. Commission from funds transfer increased by EUR 53 million, or 20.8%, to EUR 308 million for the six months ended June 30, 2002, from EUR 255 million for the six months ended June 30, 2001. Besides the effect of the consolidation of DiBa, the increase occurred primarily in the Netherlands (+ EUR 37 million or + 21.4%).

     Securities business. Commission from securities business decreased by EUR 57 million, or 11.9%, to EUR 423 million for the six months ended June 30, 2002, from EUR 480 million for the six months ended June 30, 2001, due to the disappointing development in the stock markets. The decrease occurred mainly outside the Netherlands (-EUR 53 million or -12.8%).

     Insurance broking. Commission from insurance broking increased by EUR 19 million, or 41.3%, to EUR 65 million for the six months ended June 30, 2002, from EUR 46 million for the six months ended June 30, 2001. The increase is fully attributable to BBL.

     Management fees. Management fees decreased by EUR 11 million, or 3.0%, to EUR 357 million for the six months ended June 30, 2002, from EUR 368 million for the six months ended June 30, 2001. The total decrease is limited due to an offsetting increase of EUR 12 million in the Netherlands.

     Brokerage and advisory fees. Income from brokerage and advisory fees decreased by EUR 19 million, or 16.8%, to EUR 94 million for the six months ended June 30, 2002, from EUR 113 million in the six months ended June 30, 2001. This decrease reflects the adverse market conditions.

Other income

     The following table sets forth the components of other income for the periods indicated:

	Six months ended
	June 30,

	2002	2001

	(EUR millions)
Income from securities and participating interests	264	268
Result from financial transactions	394	779
Other results	190	290

Total	848	1,337

     Income from securities and participating interests consists of dividends, other income from shares held in the investment portfolio and the results from participating equity interests. Income from securities and participating interests decreased by EUR 4 million to EUR 264 million for the six months ended June 30, 2002, from EUR 268 million for the six months ended June 30, 2001. In the first six months of 2002 the EUR 94 million profit on the sale of Cedel-shares is included, in 2001 there was an

EUR 40 million profit on the sale of the US investment banking activities.

     Result from financial transactions. The result from financial transactions includes exchange rate differences and capital gains and losses on securities held in the trading portfolio, as well as valuation differences on equity participations. Also included in this item are exchange rate differences in connection with holding assets and liabilities in foreign currencies hyperinflation countries, the results of the associated forward contracts and the results from financial instruments other than those serving to hedge interest rate risks. Asset trading results are also included in this item.

     The result from financial transactions can be analyzed as follows:

	Six months ended
	June 30,

	2002	2001

	(EUR millions)
Result from securities trading portfolio	219	472
Result from currency trading portfolio	135	265
Other	40	42

Total	394	779

     Result from securities trading portfolio. The result from the securities trading portfolio for the six months ended June 30, 2002 decreased by EUR 253 million, or 53.6%, to EUR 219 million, from EUR 472 million for the six months ended June 30, 2001. The decrease is due to the adverse stock market conditions and can be attributed to BBL and International Wholesale Banking.

     Result from currency trading portfolio. The result from the currency trading portfolio for the six months ended June 30, 2002 decreased by EUR 130 million, or 49.1%, to EUR 135 million, from EUR 265 million for the six months ended June 30, 2001. In the second quarter of 2002 substantial losses were reported by Sao Paulo and Mexico. These losses were largely compensated by related positive results in securities trading and derivatives trading.

     Other. Other results from financial transactions for the six months ended June 30, 2002 decreased by EUR 2 million to EUR 40 million, from EUR 42 million for the six months ended June 30, 2001.

     Other results. Income from other results for the six months ended June 30, 2002 decreased by EUR 100 million, or 34.5%, to EUR 190 million, from EUR 290 million for the six months ended June 30, 2001. This decrease can among others be attributed to lower leasing income.

Operating expenses

     The following table sets forth the components of operating expenses for the periods indicated:

	Six months ended
	June 30,

	2002	2001

	(EUR millions)
Personnel expenses	2,494	2,567
Other operating expenses	1,666	1,488

Operating expenses	4,160	4,055

     Operating expenses for the six months ended June 30, 2002 increased by EUR 105 million, or 2.6%, to EUR 4,160 million, from EUR 4,055 million for the six months ended June 30, 2001. Excluding the effect of currency exchange rate variances and the consolidation of DiBa and Toplease the increase was EUR 53 million or 1.3%, entirely caused by the further expansion of ING Direct. Excluding ING Direct, operating expenses decreased by EUR 25 million or 0.6%, mainly attributable to the sale of the US investment banking activities in April 2001, stringent cost control and lower bonus accruals.

     Personnel expenses. Personnel expenses for the six months ended June 30, 2002 decreased by EUR 73 million, or 2.8%, to EUR 2,494 million, from EUR 2,567 million for the six months ended June 30, 2001. The decrease was caused by a 0.9% lower average headcount, lower bonus accruals and a change in the staff composition (fewer staff in investment banking, more staff in ING Direct).

     Other operating expenses. Other operating expenses for the six months ended June 30, 2002 increased by EUR 178 million, or 12.0%, to EUR 1,666 million, from EUR 1,488 million for the six months ended June 30, 2001. The increase was, besides the further expansion of ING Direct, mainly due to the consolidation of DiBa and Toplease.

     Addition to the provision for loan losses. Addition to the provision for loan losses amounted to EUR 625 million for the six months ended June 30, 2002, which corresponds with 52 basis points (on an annualized basis) of the credit risk weighted assets. For the six months ended June 30, 2001, the addition to the provision for loan losses amounted to EUR 275 million. The continuously deteriorating economic conditions required this strong increase by EUR 350 million, or 127.3%.

     Taxation. The operational effective taxation rate for ING’s banking operations increased from 22.8% (EUR 315 million) for the six months ended June 30, 2001, to 24.1% (EUR 261 million) for the six months ended June 30, 2002.

     Operational net profit from banking operations. Net profit for the six months ended June 30, 2002 decreased by EUR 239 million, or 25.4%, to EUR 701 million, from EUR 940 million for the six months ended June 30, 2001.

Geographical distribution of operational income and operational result before taxation of banking operations

	Operational		Operational result
	income		before taxation

	Six months ended		Six months ended
	June 30,		June 30,

	2002	2001	2002	2001

	(EUR millions)		(EUR millions)
The Netherlands	2,545	2,384	793	814
Belgium	1,086	1,016	335	235
Rest of Europe	1,549	1,528	(5)	359
North America	314	360	(35)	(134)
South America	120	125	(45)	29
Asia	201	281	25	99
Australia	50	19	17	(17)
Other	3	4	(2)	(3)

Total	5,868	5,717	1,083	1,382

     The Netherlands. Operational income increased by EUR 161 million, or 6.8%, as a result of higher interest (EUR 294 million) and commission (EUR 36 million), partly offset by EUR 169 million lower other income. The increase of the interest is caused by a widening of the interest margin by 10 basis points to 1.79%, combined with higher volumes. The higher commission is mainly due to funds transfer commission and management fees. The decrease in other income is attributable to lower results from financial transactions, due to the adverse stock market conditions, lower results from participating interests, lower leasing income and the impact of a change in treatment of tax driven deals. Total expenses increased by EUR 110 million, or 7.4%, due to higher salaries, higher charges for pensions and higher expenses related to synergy projects. The addition to the provision for loan losses increased by EUR 71 million, reflecting the deterioration of economic conditions. Operational result before taxation for the six months ended June 30, 2002 decreased by EUR 21 million, or 2.6%, to EUR 793 million from EUR 814 million for the six months ended June 30, 2001.

     Belgium. Operational income increased by EUR 70 million, or 6.9%, due to a higher interest result and the exceptional profit on the sale of Cedel-shares (EUR 64 million booked in Belgium), partly offset by lower commission and lower other income. Total expenses decreased by 0.1%. The operational result before taxation increased by EUR 100 million, or 42.6%, next to the higher income due to a lower addition to the provision for loan losses.

     Rest of Europe. The increase of operational income by EUR 21 million, or 1.4%, is due to higher interest (EUR 131 million), largely offset by EUR 21 million lower commission (adverse stock markets) and EUR 89 million lower other income (mainly resulting from securities trading). The consolidation of DiBa contributed EUR 82 million to total income (mainly interest). Total expenses rose by EUR 172 million, or 15.3%, of which EUR 106 million due to ING Direct (of which EUR 80 million attributable to the consolidation of DiBa). Operational result before taxation decreased by EUR 364 million, or 101.4%, largely due to the much higher addition to the provision for loan losses, which was in the first six months of 2001 positively influenced by the level of recoveries.

     North America. Operational income in North America decreased by EUR 46 million, or 12.8%, mainly due to lower other income (lower results from currency trading and lower income from securities and participating interests) and lower commission (following sale US investment banking activities), partly compensated by higher interest results (mainly ING Direct activities in the USA and Canada). Total expenses decreased by EUR 128 million, due to the sale of US investment bank activities, partly offset by higher costs at ING Direct, primarily US-related start-up costs. The addition to the provision for loan losses decreased by EUR 17 million. As a result, operational result before taxation improved by EUR 99 million.

     South America. Operational income in South America decreased by EUR 5 million, or 4.0%, mainly due to lower results from financial transactions, partly compensated by higher interest results. Total expenses decreased by EUR 21 million. As the addition to the provision for loan losses increased by EUR 90 million (mainly due to Argentina provisioning), the operational result before taxation decreased by EUR 74 million.

     Asia. Operational income in Asia decreased by EUR 80 million, or 28.5%, especially commission and other income, due to the adverse stock markets. This decrease was partly compensated by EUR 37 million lower expenses, due to tight cost control. The addition to the provision for loan losses increased by EUR 31 million (mainly due to the release of country risk provisions in the first six months of 2001). As a consequence, operational result before taxation decreased by EUR 74 million, or 74.7%.

     Australia. Operational result before taxation increased by EUR 34 million, due to a higher interest result (especially ING Direct Australia) and a lower addition to the provision for loan losses.

INDEX TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated balance sheet as of June 30, 2002 and December 31, 2001	20
Consolidated profit and loss account for the six months ended June 30, 2002 and June 30, 2001	21
Condensed consolidated statement of cash flows for the six months ended June 30, 2002 and June 30, 2001	22
Notes to the consolidated profit and loss account for the six months ended June 30, 2002 and June 30, 2001	23
Notes to the condensed consolidated statement of cash flows for the six months ended June 30, 2002 and June 30, 2001	25
Differences between Dutch and U.S. accounting principles	26

CONSOLIDATED BALANCE SHEET

Amounts in EUR millions

ASSETS

	June 30,	June 30,	Dec. 31,
	2002	2002	2001

	US$(1)	EUR	EUR
Tangible fixed assets	1,865	1,902	2,032
Participating interests	3,475	3,544	2,628
Investments	296,379	302,243	307,446
Lending	271,231	276,597	254,214
Banks	58,625	59,785	54,083
Cash	10,526	10,734	9,264
Other assets	47,667	48,610	49,775
Accrued assets	21,806	22,237	25,677

Total	711,574	725,652	705,119

LIABILITIES
Shareholders’ equity	19,823	20,215	21,514
Preference shares of Group companies	2,213	2,257	2,542
Third-party interests	1,520	1,550	1,461

Group equity	23,556	24,022	25,517
Subordinated loan	588	600	600

Group capital base	24,144	24,622	26,117
General provisions	4,287	4,372	4,587
Insurance provisions	195,476	199,343	213,986
Funds entrusted to and debt securities of the banking operations	302,833	308,824	276,367
Banks	106,306	108,409	107,810
Other liabilities	67,721	69,061	63,349
Accrued liabilities	10,807	11,021	12,903

Total	711,574	725,652	705,119

(1)	Euro amounts have been translated into U.S. dollars at the exchange rate of US$ 0.9806 to EUR 1.00, the Noon Buying Rate in New York City on August 30, 2002 for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York.

CONSOLIDATED OPERATIONAL PROFIT AND LOSS ACCOUNT

Amounts in EUR millions

	Six months ended June 30,

	2002	2002	2001

	US$(1)	EUR	EUR
Premium income	27,614	28,160	24,490
Income from investments of the insurance operations for own risk	5,158	5,260	4,829
Interest result from banking operations	3,585	3,656	2,977
Commission	2,084	2,125	2,153
Other income	1,287	1,313	1,763

Total income (1.2)	39,728	40,514	36,212
Underwriting expenditure	28,788	29,357	25,366
Other interest expenses	649	662	662
Operating expenses	6,603	6,734	6,559
Additions to the provision for loan losses	613	625	275

Total expenditure (1.3)	36,653	37,378	32,862
Operational result before taxation (1.4)	3,075	3,136	3,350
Taxation	596	608	787
Third-party interests	171	174	160

Operational net profit	2,308	2,354	2,403
Non-operational results after taxation	474	483	325

Net profit (1.5)	2,782	2,837	2,728

(1)	Euro amounts have been translated into U.S. dollars at the exchange rate of US$ 0.9806 to EUR 1.00, the Noon Buying Rate in New York City on August 30, 2002 for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

Amounts in EUR millions

	Six months ended June 30,

	2002	2002	2001

	US$(1)	EUR	EUR
Net cash flow from operating activities	24,171	24,649	12,946
Investments and advances:
- participating interests	(1,415)	(1,443)	(184)
- investments in shares and property	(5,083)	(5,184)	(4,845)
- investments in fixed-interest securities	(135,044)	(137,716)	(120,807)
- other investments	(39)	(40)	(17)
Disposals and redemptions:
- participating interests	93	95	297
- investments in shares and property	5,654	5,766	3,942
- investments in fixed-interest securities	114,136	116,394	104,942
- other investments	63	65	35
Net investment for risk of policyholders	1,702	1,736	1,670

Net cash flow from investment activities	(19,933)	(20,327)	(14,967)
Subordinated loans of Group companies	1,923	1,962	2,186
Bonds, loans taken up and deposits by reinsurers	677	690	2,246
Private placements of ordinary shares	(6)	(6)	179
Changes in shares ING Groep N.V	95	97	(594)
Cash dividends	(994)	(1,014)	(1,421)

Net cash flow from financing activities	1,695	1,729	2,596
Net cash flow	5,933	6,051	575
Cash at beginning of year	4,590	4,681	3,486
Exchange rate differences	1,484	1,513	(362)
Cash at end of period (2.1)	12,007	12,245	3,699

(1)	Euro amounts have been translated into U.S. dollars at the exchange rate of US$ 0.9806 to EUR 1.00, the Noon Buying Rate in New York City on August 30, 2002 for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York.

1.  NOTES TO THE CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND JUNE 30, 2001

1.1.  Accounting principles

     The unaudited financial statements as of June 30, 2002 and June 30, 2001 have been prepared consistently with the accounting principles described in ING Group’s Annual Accounts as of December 31, 2001.

     The accompanying unaudited notes to the financial statements, for the six months ended June 30, 2002 and June 30, 2001, do not include all the information required by generally accepted accounting principles in the Netherlands for complete financial statements.

     Amounts included in the financial statements for the six months ended June 30, 2002 are not necessarily indicative of the amounts that may be expected for the year ending December 31, 2002.

     Changes in presentation are disclosed on page 3.

1.2  Income (EUR millions)

	Insurance operations		Banking operations		Eliminations		Total

	Six months ended		Six months ended		Six months ended		Six months ended
	June 30,		June 30,		June 30,		June 30,

	2002	2001	2002	2001	2002	2001	2002	2001

Income analyzed by activity
Premium income	28,160	24,490					28,160	24,490
Income from investments of the insurance operations for own risk	5,291	4,874			31	45	5,260	4,829
Interest result from banking operations			3,633	2,942	(23)	(35)	3,656	2,977
Commission	738	715	1,387	1,438			2,125	2,153
Other income	465	426	848	1,337			1,313	1,763

Total income	34,654	30,505	5,868	5,717	8	10	40,514	36,212

Geographical distribution of income
The Netherlands	6,609	6,383	2,545	2,384	8	9	9,146	8,758
Belgium	1,482	1,061	1,086	1,016			2,568	2,077
Rest of Europe	927	995	1,549	1,528			2,476	2,523
North America	21,615	18,287	314	360			21,929	18,647
South America	494	726	120	125			614	851
Asia	2,708	2,423	201	281			2,909	2,704
Australia	1,061	782	50	19			1,111	801
Other	285	115	3	4			288	119

	35,181	30,772	5,868	5,717	8	9	41,041	36,480
Income between geographic areas	(527)	(267)				1	(527)	(268)

Total income	34,654	30,505	5,868	5,717	8	10	40,514	36,212

1.3  Expenditure (EUR millions)

	Insurance operations		Banking operations		Eliminations		Total

	Six months ended		Six months ended		Six months ended		Six months ended
	June 30,		June 30,		June 30,		June 30,

	2002	2001	2002	2001	2002	2001	2002	2001

Underwriting expenditure	29,357	25,366					29,357	25,366
Other interest expenses	670	667		5	8	10	662	662
Operating expenses	2,574	2,504	4,160	4,055			6,734	6,559
Additions to the provision for loan losses			625	275			625	275

Total expenditure	32,601	28,537	4,785	4,335	8	10	37,378	32,862

1.4  Geographical distribution of operational result before taxation (EUR millions)

	Insurance operations		Banking operations		Total

	Six months ended		Six months ended		Six months ended
	June 30,		June 30,		June 30,

	2002	2001	2002	2001	2002	2001

The Netherlands	1,130	1,055	793	814	1,923	1,869
Belgium	41	55	335	235	376	290
Rest of Europe	69	58	(5)	359	64	417
North America	593	536	(35)	(134)	558	402
South America	35	39	(45)	29	(10)	68
Asia	112	108	25	99	137	207
Australia	52	68	17	(17)	69	51
Other	21	49	(2)	(3)	19	46

Result before taxation	2,053	1,968	1,083	1,382	3,136	3,350

1.5  Net profit (EUR millions)

	Insurance operations		Banking operations		Total

	Six months ended		Six months ended		Six months ended
	June 30,		June 30,		June 30,

	2002	2001	2002	2001	2002	2001

Operational result before taxation	2,053	1,968	1,083	1,382	3,136	3,350
Taxation	347	472	261	315	608	787
Third-party interests	53	33	121	127	174	160

Operational net profit	1,653	1,463	701	940	2,354	2,403
Non-operational results after taxation	483	325			483	325

Net profit	2,136	1,788	701	940	2,837	2,728

2.  NOTES TO THE CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

2.1  Cash (EUR millions)

	June 30,	June 30,
	2002	2001

Cash comprises the following items:
Short-term government securities	5,993	4,240
Bank deposits available on demand	(4,482)	(5,672)
Cash and bank balances and call money of the insurance operations	10,734	5,131

Cash at period-end	12,245	3,699

3.  DIFFERENCES BETWEEN DUTCH AND U.S. ACCOUNTING PRINCIPLES.

3.1.  Valuation and income recognition differences between Dutch and U.S.
accounting principles

     The consolidated financial statements of ING Group are presented in accordance with accounting principles generally applied in the Netherlands (“Dutch GAAP”). Dutch GAAP differs in certain respects from accounting principles generally accepted in the United States of America (“US GAAP”). The following is a summary of the significant differences.

a.  Purchase accounting and Goodwill.

     Goodwill, which represents the difference between the purchase price and the fair value of the net assets acquired, is debited or credited in full to shareholders’ equity at transaction date.

     Under US GAAP, such goodwill is capitalized and subject to an annual impairment test. Under US GAAP goodwill is considered impaired if the carrying value of the goodwill exceeds the implied fair value of the goodwill. Goodwill impairment testing is performed at the level of reporting units. Additionally, the amount of goodwill can be different in the detailed allocation of the purchase price to underlying assets and liabilities. Until 2001, goodwill for business combinations completed before June 30, 2001 was capitalized, amortized and tested for impairment, refer also to 3.2

b.  Real estate.

     Investments in land and buildings are generally carried at their fair values, based on values prevailing at acquisition or on subsequent, periodic appraisals. These properties are not depreciated. Impairment losses are first charged against the revaluation reserves existing for the individual real estate. Any remaining impairment losses are charged to the profit and loss account. Results on disposal of real estate are charged to the profit and loss account.

     US GAAP distinguishes between real estate properties held for own use and real estate held for investments. Properties held for own use are generally carried at historical cost less accumulated depreciation, but the carrying amounts may be adjusted for any impairment in value; depreciation is provided over the estimated economic life of the property. Properties held for investment are generally carried at the lower of cost or net realizable value, and are adjusted for any impairment in value; depreciation is provided over the estimated economic life of the property. Results on disposal of real estate are charged to the profit and loss account.

c.  Valuation of debt securities.

     Debt securities held for investment, other than zero-coupon bonds, are carried at redemption value. Premiums or discounts arising at acquisition are recorded separately and amortized over the estimated life of the portfolio on a straight-line basis. Zero-coupon bonds are carried at amortized cost. Additionally, debt securities are recorded net of a provision for credit losses.

     Under US GAAP, investments in debt securities must be classified as either:

(i)	trading, which are valued at fair value with changes in fair value recorded through current period earnings;

(ii)	held-to-maturity, which are carried at amortized cost, or;

(iii)	available-for-sale, which are carried at fair value with changes in fair value recorded as a separate component of shareholders’ equity.

     Premiums and discounts arising from acquisition are amortized to interest income using the effective yield method over the contractual life of the securities.

     Allowances for credit losses on debt securities are not permitted. Individual securities classified as either available-for-sale or held-to-maturity are subject to review to determine whether a decline in fair value below amortized cost is other than temporary. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security is written down to fair value as the new cost basis and the amount of the write down is included in the profit and loss account.

     Revaluation of debt securities classified as available-for-sale to fair value results in a reconciling item to shareholders’ equity. A portion of this reconciliation relates to assets held in support of policies in the Netherlands where the policyholder shares in the profits of the company. Although unrealized gains on these assets are included in shareholders’ equity for US GAAP purposes, as these gains are realized a portion may be passed to policyholders, at the discretion of the Company.

     Under EITF Issue 99-20, “Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets”, changes in the estimated yield of certain collateralized mortgage obligations are to be recorded on a prospective basis. If the fair value of the collateralized mortgage obligations has declined below its carrying amount and the decline is determines to be other than temporary, the security is written down to fair value.

d.  Realized results on sales of debt securities.

     Realized gains and losses on sales of investments in debt securities are deferred as part of the provision for yield differences and amortized on a straight-line basis over the estimated average remaining life of the portfolio.

     Under US GAAP, realized gains and losses on sales of investments in debt securities are recorded in the earnings of the period in which the sales occurred.

e.  Valuation and realized results on sales of equity securities.

     Under Dutch GAAP, unrealized losses on equity securities are recorded in the revaluation reserve unless the securities are considered to be impaired. Impairments are charged to the profit and loss account. The determination of impairments involves various assumptions and factors, including the period of time and the extent to which the unrealized loss has existed and general market conditions, but is primarily based on the financial condition of the issuer in the long-term; ING has the intention and ability to maintain a long-term investments strategy.

     Under U.S. GAAP, unrealized losses that are considered “other than temporary” are charged to the profit and loss account. The determination of “other than temporary” is primarily based on the duration and extent to which the market value has been below cost price. Additional impairments recorded under U.S. GAAP result in a lower cost-basis of the equity security and, therefore, a higher result on sale upon subsequent disposal.

f.  Accounting for derivative financial instruments held for risk management purposes.

     Under Dutch GAAP, derivative financial instruments, primarily interest rate swap contracts, used to manage interest rate risk are accounted for as off-balance sheet transactions. The related interest income and expense is accounted for on a basis in conformity with the hedged position, primarily on an accrual basis. Transactions qualify as hedges if these transactions are identified as such and there is a negative correlation between the hedging results and the results of the position being hedged.

     US GAAP requires that derivatives be carried at fair value with changes in fair value recorded in income unless specified criteria are met to obtain hedge accounting treatment.

     SFAS 133 requires that all derivative instruments, including certain derivative instruments embedded in other contracts, be recorded on the balance sheet, as either an asset or liability, measured at its fair value. The change in a derivative’s fair value is generally to be recognized in the current period’s profit and loss account. However, if certain conditions are met, a derivative may be specifically designated as a hedge of an exposure to changes in fair value, variability of cash flows, or certain foreign currency exposures. When designated as a hedge, the fair value of the derivative instrument should be recognized currently in the profit and loss account or in equity, depending on whether such designation is considered a fair value hedge, a cash flow hedge, or a hedge of a net investment in foreign operation. With respect to fair value hedges, the fair value of the derivative, as well as changes in the fair value of the hedged item, are reported in the profit and loss account. For cash flow hedges the effective portion of the gains or loss on the derivative instrument are reported in equity and subsequently reclassified into the profit and loss account when the hedged item affects the profit and loss account. The remaining gains and loss in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in the current profit and loss account during the period of change. For a hedge of a net investment in a foreign currency, the gains or losses are reported in equity to the extent it is effective.

     The hedging rules specified under SFAS 133 are more stringent than the hedging rules prior to SFAS 133. Consequently, a significant portion of the derivatives that received hedge accounting treatment prior to the adoption of SFAS 133 are recorded at fair value with changes in fair value included in the profit and loss account. The initial revaluation of these derivatives upon adoption of the new rules which did not have a material effect on ING Group’s US GAAP equity and profit and loss account, is reported as part of the adjustment with respect to this item.

     For the purpose of reconciliation of Dutch GAAP shareholders’ equity and net profit to US GAAP, the change in the fair values of the hedged items have been set off against the gains or losses on the derivative instrument for hedges that meet SFAS 133 hedge criteria.

g.  Deferred acquisition costs of insurance contracts.

     Under both Dutch and US GAAP, costs that vary with and are directly related to the acquisition of life insurance contracts are deferred and amortized.

     Under Dutch GAAP, deferred acquisition costs are amortized in proportion to future premiums. Under US GAAP, deferred acquisition costs of traditional insurance contracts are likewise amortized in proportion to future premiums.

     For universal-life type contracts, investment contracts and for participating individual life insurance contracts in the Netherlands, US GAAP requires that deferred acquisition costs be amortized at a constant rate based on the present value of the estimated gross profit margins expected to be realized over the life of the book of contracts.

     In addition, in accordance with SFAS 115, deferred acquisition costs related to universal-life type contracts, investment contracts and participating individual life insurance contracts under Dutch GAAP are adjusted to reflect changes that would have been necessary if unrealized investment gains and losses related to available-for-sale securities had been realized. The SFAS 115 adjustment to deferred acquisition costs is an adjustment to equity that is not taken through net profit.

h.  Pension liabilities and pension costs.

     For most ING Group employees, separate funds have been created for pension entitlements. These funds are separate legal entities outside the control of ING Group.

     From January 1, 1998, ING Group has accounted for pension liabilities and pension expenses under International Accounting Standard 19 (revised 2000), with transition taken as January 1, 1997. Under International Accounting Standard 19, the pension expense is based on a specific method of actuarial valuation of projected plan liabilities for accrued service, including future salary indexation. Assets are taken at fair value.

     Amounts recognized as expense may differ from amounts funded in the same year. The accrual of pension expense is intended to effectively match the full cost of the expected pension benefits to the period of employee service.

     A liability (or asset) is recognized for the excess (or deficiency) of plan liabilities over plan assets at transition, subsequently adjusted by the extent that the current year’s expense differs from the current year’s payments to the funds.

     The pension expense under US GAAP is based on the same method of valuation of liabilities and assets. Differences in the level of expense and liabilities (or assets) occur due to the different transition date under US GAAP.

i.  Post-employment benefits.

     From January 1, 1998, ING Group has accounted for post-employment benefit liabilities and expenses under International Accounting Standard 19 (revised 2000), with transition taken as January 1, 1997.

     Expenses and liabilities are determined under a similar methodology as described under pensions.

     The benefit expense under US GAAP is based on the same method of valuation of liabilities. Differences in the level of expense and liabilities occur due to the different transition date under US GAAP.

     As a result of a change in the post employment benefit scheme as of January 1, 2002 this reconciling item is no longer applicable.

j.  Post-retirement benefits.

     From January 1, 1998, ING Group has accounted for post-retirement liabilities and expenses under International Accounting Standard 19 (revised 2000), with transition taken as January 1, 1997.

     Expenses and liabilities are determined under a similar methodology as described under pensions.

     The pension expense under US GAAP is based on the same method of valuation of liabilities. Differences in the level of expense and liabilities occur due to the different transition date under US GAAP.

k.  Provision for life policy liabilities.

     The provision for life policy liabilities, under both Dutch and US GAAP, is calculated based on the benefits attributable to the policyholders as set out in the insurance contracts.

     Under both Dutch and US GAAP, the liability for life policy benefits for traditional life insurance contracts is computed using a net level premium method with assumptions such as expected investment yields, mortality, morbidity, terminations and expenses consistent with the provisions of SFAS 60, ‘Accounting and Reporting by Insurance Enterprises.’ These assumptions are based on expectations at the time the insurance contracts are made and include a provision for adverse deviation. Additionally, under both Dutch and US GAAP, the adequacy of the provision for life policy benefits is evaluated each year and is augmented if necessary. The principal difference between Dutch and US GAAP relates to applied investment yields for certain Group companies.

     Under both Dutch and US GAAP, the liability for life policy benefits for universal life and investment type contracts as described in SFAS 97, ‘Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments’, is equal to the balance that accrues to the benefit of policyholders at the balance sheet date.

     These contracts include policies where the policyholder bears the investment risk, annual life funds and unit-linked policies. Investments related to such contracts are segregated and the majority is valued at fair value with changes in fair value recorded through current period earnings for both Dutch and US GAAP.

     In the Netherlands, the principal individual life insurance contracts sold by the subsidiaries of ING Group provide for bonuses and distributions on account of interest or underwriting experience to policyholders based on the overall results of the operations. Such amounts are generally credited in the form of additional paid-up insurance. Participating insurance contracts with such features are traditionally sold in the United States by mutual insurance companies. Under both Dutch and US GAAP, the liability for these types of contracts is equal to the net level reserve consistent with the provisions of SFAS 120, ‘Accounting and Reporting by Mutual Life Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts’.

l.  Provision for future catastrophe and other insurance provisions.

     ING Group carries other insurance provisions for potential exposure to future losses. Amongst these is a provision for future catastrophe and other accidental losses.

     Under US GAAP, these provisions are not allowed, since such losses are recorded in the period they are incurred. Amounts that are charged to the catastrophe provision under ING Group accounting principles are recorded in the profit and loss account under US GAAP.

m.  Valuation and profit recognition of equity investments.

     This item relates to equity participations and certain equity investments. Equity participations that are held for sale are carried at either the lower of cost or market value or at net asset value. Dividends received from and realized gains and losses on the sale of these shareholdings are charged to the profit and loss account.

     Under US GAAP, these shareholdings are accounted for at either fair value with changes in fair value recorded in shareholders’ equity or, in cases where significant influence can be exercised by the shareholders, by the equity method. The criteria on recognition of gains and losses on the sale of certain equity investments are more stringent under US GAAP. As a result, profit on sale is not always recognized in the same accounting period.

3.2  Impact of new accounting standards

Accounting for Goodwill and Intangible Assets

     In June 2001, the Financial Accounting Standards Board (“FASB”) issued Financial Accounting Standard (“FAS”) No. 142, Accounting for Goodwill and Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new statement, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests based on a fair value approach in accordance with the new statement. Other intangible assets will continue to be amortized over their useful lives. The Company adopted the new statement effective January 1, 2002. Before implementation of FASB Statement 142 goodwill was amortized over its estimated economic life and was evaluated for impairment by comparing the entity level unamortized balance of goodwill to projected undiscounted cash flows, which did not result in an indicated impairment.

     In accordance with the transition provisions of FASB Statement 142 the Company performed the first step of the required transitional impairment tests for goodwill as of January 1, 2002. The results of that test have indicated that, under the new fair value-based impairment test, certain goodwill is impaired and that an impairment loss will have to be recognized. The determination of the amount of that loss has not yet been finalized, but is expected to be in the range of EUR 6 to 8 billion. This non-cash impairment charge relates to the reporting units US, Germany, UK and Greater China.

     In accordance with the transition provisions of FASB Statement 142, the required steps for measuring the amount of the impairment will be completed prior to December 31, 2002. Any resulting impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company’s reconciliation to US GAAP for the year 2002 in the 2002 Annual Report on Form 20-F.

     There is no impact to the Company’s net income or financial condition under Dutch GAAP since goodwill has not been capitalized but has been charged to equity immediately at the time of an acquisition.

     Subsequent impairment tests will be performed on an annual basis, or more frequently if circumstances indicate a potential impairment.

3.3  Reconciliation of Dutch GAAP shareholders’ equity and net profit to U.S. GAAP:

Amounts in millions of euros

	Shareholders' equity		Net profit

	June 30,	December 31,	Six months ended	Six months ended
	2002	2001	June 30, 2002	June 30, 2001

Amounts determined in accordance with Dutch GAAP:	20,215	21,514	2,837	2,728
Adjustments in respect of:
a. Goodwill:
Goodwill associated with acquisitions	17,715	16,645		(652)
b. Real estate:
Valuation	(3,569)	(3,678)	(131)	(116)
Realized gains and losses on sales			56	14
c. Valuation of debt securities	3,429	3,402	(23)	(30)
d. Realized results on sales of debt securities:
Realized gains and losses on sales			(369)	128
Reversal of provision for yield differences	476	1,151	(108)	(63)
Amortization of premiums and discounts			(74)	(150)
e. Valuation and realized results on sales of equity securities			156
f. Accounting for derivative financial instruments held for risk management Purposes	(221)	57	(136)	(545)
g. Deferred acquisition costs of insurance contracts	86	78	172	124
h. Pension liabilities and pension costs	(695)	(704)	9	13
i. Post-employment benefits		20		(1)
j. Post-retirement benefits	72	73	(1)	(1)
k. Provision for life policy liabilities	(82)	(159)		(1)
l. Provision for future catastrophe and other insurance provisions	234	253	15	(82)
m. Valuation and profit recognition of equity Investments	99	113	52	225

Sub-total	17,544	17,251	(382)	(1,137)
Tax effect of the adjustments	(80)	204	(197)	(134)
Minority interest in adjustments (after tax)	307	270	6	6

Total adjustments	17,931	17,317	(179)	(997)

Amounts determined in accordance with US GAAP:	38,146	38,831	2,658	1,731

3.4 Net profit per share
(amounts in EUR millions except for amounts per share)

	Six months ended	Six months ended
	June 30, 2002	June 30, 2001

Net profit determined in accordance with Dutch GAAP	2,837	2,728
Reconciling adjustments to net profit U.S. GAAP	(179)	(997)
Net profit determined in accordance with U.S. GAAP	2,658	1,731
Dividend on preference shares	10	10

Net profit available for ordinary shares and ordinary shares equivalents:
Dutch GAAP	2,827	2,718
U.S. GAAP	2,648	1,721
Net profit per ordinary share and ordinary share equivalent:
Dutch GAAP	1.47	1.41
U.S. GAAP	1.37	0.89

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)

Date: October 18, 2002	By:	/s/ C. Maas
C. Maas Chief Financial Officer